EXHIBIT H-1

                        UNITED STATES OF AMERICA
                               before the
                   SECURITIES AND EXCHANGE COMMISSION
                                under the
               PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

(Release No. 35-_____; 70-______)                 _____________,
                                                  1999

_____________________________
In the Matter of              )
                              )
Energy East Corporation, et al.)
P.O. Box 1196                 )
Stamford, Connecticut 06904-1196)
_____________________________ )

     NOTICE IS HEREBY GIVEN that Energy East Corporation ( Energy East ), P.O. Box 1196, Stamford, Connecticut 06904-1196, a New York corporation and an exempt public utility holding company, has filed with this Commission an application pursuant to the Public Utility Holding Company Act of 1935 (the Act ), designating Section 3(a)(1), Section 9(a)(2) and Section 10 of the Act as applicable to the proposed transaction. Energy East requests an order of the Commission authorizing Energy East to acquire all of the issued and outstanding common stock of Connecticut Energy Corporation ( Connecticut Energy ), a Connecticut corporation, and exempting Energy East and its wholly-owned subsidiary, Merger Co., under Section 3(a)(1) of the Act. Connecticut Energy is an exempt public utility holding company pursuant to Section 3(a)(1) and Rule 2 of the Act.

     Energy East, an exempt holding company under Section 3(a)(1) of the Act by order of the Commission, currently holds, directly and indirectly, in excess of 5% of the voting securities of two public utility companies as defined under the Act: New York State Electric & Gas Corporation ( NYSEG ) and CMP Natural Gas, L.L.C. NYSEG is engaged in purchasing, transmitting and distributing electricity, and purchasing, transmitting and distributing natural gas exclusively in the State of New York. NYSEG serves approximately 826,000 electric customers and 244,000 natural gas customers. CMP Natural Gas, L.L.C. is engaged in distributing natural gas exclusively in the State of Maine and began providing service to retail customers in May 1999.

     For the year ended December 31, 1998, electric revenues of approximately $1.7 billion and gas revenues of approximately $306 million accounted for approximately 85% and 15%, respectively, of Energy East s consolidated gross utility revenues. Consolidated assets of Energy East and its subsidiaries as of December 31, 1998 were approximately $4.9 billion, consisting of $3.9 billion in net utility plant and $1.0 billion in other utility and nonutility assets. For the twelve months ended December 31, 1998, consolidated operating revenues, operating income and net income for Energy East and its subsidiaries were approximately $2.5 billion, $475 million and $194 million, respectively.

     Energy East also has a number of direct and indirect subsidiaries that are not public utility companies under the Act, including Energy East Enterprises, Inc. and XENERGY Enterprises, Inc. Energy East Enterprises, a wholly owned subsidiary of Energy East and currently an exempt public utility holding company under the Act by order of the Commission dated February 12, 1999, owns natural gas and propane air distribution companies. Energy East Enterprises nonutility subsidiaries consist of New Hampshire Gas Corporation, an energy services company in New Hampshire specializing in propane air distribution systems; Southern Vermont Natural Gas Corporation, which is developing a combined natural gas supply and distribution project in Vermont; and Seneca Lake Storage, Inc., which proposes to own and operate a gas storage facility in New York.

     XENERGY Enterprises, Inc., a wholly owned subsidiary of Energy East, invests in providers of energy and telecommunications services. It currently holds no public utility assets and is neither a public utility company nor a holding company under the Act. XENERGY Enterprises' principal subsidiaries include XENERGY Inc., an energy services, information systems and consulting company that specializes in energy management, conservation engineering and demand-side management; Energy East Solutions, Inc., which markets electricity and natural gas to end users and provides wholesale commodities to retail electric suppliers in the northeastern United States; NYSEG Solutions, Inc., which markets electricity and natural gas to end users and provides wholesale commodities to retail electric suppliers in the State of New York; Energy East Telecommunications, Inc., which provides telecommunication services, including the construction and operation of fiber optic networks; and Cayuga Energy, Inc., which holds investments in cogeneration facilities.

     Energy East s other current direct nonutility subsidiaries include Energy East Management Corporation, which invests the proceeds of the sale of several coal-fired generation stations; Merger Co., formed solely for the purpose of consummating the proposed transaction; Oak Merger Co., formed solely for the purpose of consummating a proposed merger with CTG Resources, Inc.; and EE Merger Corp., formed solely for the purpose of consummating a proposed merger with CMP Group, Inc.

     Connecticut Energy is a holding company primarily engaged in the retail distribution of natural gas through its principal wholly-owned subsidiary, The Southern Connecticut Gas Company
( Southern Connecticut ). Connecticut Energy neither owns nor operates any physical properties. Connecticut Energy, through its subsidiaries, is an energy delivery, products and services company that provides an array of energy commodities and services to commercial and industrial customers throughout New England.

     Connecticut Energy s operating revenues totaled approximately $242 million for the fiscal year ended September
30, 1998. Connecticut Energy s consolidated net income for the same period was $19 million.

     Southern Connecticut, a public service company incorporated under the laws of Connecticut, is engaged in the retail distribution of natural gas for residential, commercial and industrial uses and the transportation of natural gas for commercial and industrial users. Southern Connecticut serves approximately 158,000 customers in the State of Connecticut.

     Connecticut Energy also has a number of direct and indirect subsidiaries that are not public utility companies under the Act. These include CNE Energy Services Group, Inc. ( CNE
Energy ), CNE Development Corporation ( CNE Development ) and CNE Venture-Tech, Inc. ( CNE Venture-Tech ). CNE Energy provides an array of energy products and services to commercial and industrial customers throughout New England, both on its own and through its participation as a member of various energy-related limited liability companies. CNE Energy s principal subsidiaries include Conectiv/CNE Energy Services, LLC, which sells natural gas, fuel oil and other services to commercial, industrial and municipal customers in New England; Total Peaking Services, LLC, which operates a federally certificated 1.2 billion cubic foot liquefied natural gas open access storage facility in Milford, Connecticut; and Conectiv/CNE Peaking, LLC, which provides a firm in-market supply source to assist energy marketers and local gas distribution companies in meeting the maximum demands of their customers by offering firm supplies for peak-shaving and emergency deliveries. CNE Development is a 16.67% equity participant in East Coast Natural Gas Cooperative, LLC, which purchases and stores gas spot supplies, provides storage service utilization services and is involved in bundled sales. CNE Venture-Tech invests in ventures that produce or market technologically advanced energy-related products and energy service companies.

     The acquisition by Energy East of the common stock of Connecticut Energy will be effected pursuant to the terms of the Agreement and Plan of Merger by and among Connecticut Energy, Energy East and Merger Co., dated as of April 23, 1999, as amended (the Merger Agreement ), which provides for the merger of Connecticut Energy into Merger Co. (the Transaction ). Upon consummation of the Transaction, the surviving entity, Merger Co., will change its name to, and conduct a public utility business in Connecticut as, a direct wholly-owned subsidiary of Energy East under the name Connecticut Energy Corporation.

     Under the Merger Agreement, upon the effective date of the Transaction, all outstanding shares of common stock of Connecticut Energy (other than those that are held by Connecticut Energy shareholders who have not voted in favor of the Transaction and have properly demanded dissenters rights) will be converted into the right to receive the merger consideration. Connecticut Energy shareholders can elect to receive cash, Energy East shares, or a combination of cash and Energy East shares.
The cash consideration amounts to $42.00 in cash, without interest, per share. The stock consideration is a number of Energy East shares that will vary depending on the average of the closing prices of Energy East shares on the New York Stock Exchange during the 20 trading days immediately preceding the second trading day prior to the effective time of the Transaction. Subject to an adjustment for tax reasons, 50% of all outstanding Connecticut Energy shares will be converted into cash and 50% will be converted into Energy East shares. If Connecticut Energy shareholders as a group submit elections to convert more than half of the outstanding Connecticut Energy shares into cash or more than half into Energy East shares, then an equitable pro rata adjustment will be made to ensure that half of the outstanding Connecticut Energy shares are converted into cash and half are converted into Energy East shares.

     The Transaction has been approved by the boards of directors of Energy East and Connecticut Energy and will be considered and voted upon by the shareholders of Connecticut Energy at a special meeting of shareholders to be held on September 14, 1999. The Transaction does not require the approval of the shareholders of Energy East. Consummation of the Transaction is conditioned on the approval of this Commission under the Act, approvals of the Connecticut Department of Public Utility Control; approval of the Federal Communications Commission and on the filing of Pre-Merger Notification Report Forms under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

     The application states that following the consummation of the Transaction, both NYSEG and Southern Connecticut will derive almost all of their gas from a common source of supply under
Section 2(a)(29)(B). NYSEG receives approximately 63% of its gas supply from the Texas and Louisiana Basins and approximately 28.5% of its gas supply from the Western Canadian Sedimentation Basin. Southern Connecticut receives approximately 64% of its gas supply from the Texas and Louisiana Basins and approximately 35% of its gas supply from the Western Canadian Sedimentation Basin. Over 36% of NYSEG s total transportation capacity requirements and nearly all of Connecticut Energy s total transportation capacity requirements are carried on the Tennessee, Iroquois, Algonquin and Texas Eastern pipelines. Energy East states that it will not derive a material part of its income from Southern Connecticut, and Energy East and each of its public utility subsidiary companies from which it derives any material part of its income (i.e., NYSEG) will remain predominantly intrastate in character and carry on their business substantially in a single state, namely, New York. Accordingly, Energy East is requesting an order of exemption under Section 3(a)(1) of the Act.

     The application and any amendments thereto are available for public inspection through the Commission s Office of Public Reference. Interested persons wishing to comment or request a hearing should submit their views in writing by ____________, 1999 to the Secretary, Securities and Exchange Commission, Washington, D.C. 20549, and serve a copy on Energy East at the address specified above. Proof of service (by affidavit or, in case of attorney at law, by certificate) should be filed with the request. Any request for a hearing must identify specifically the issues of fact or law that are disputed. A person who so requests will be notified of any hearing, if ordered, and will receive a copy of any notice or order issued in this matter. After said date, the application, as filed or as it may be amended, may be granted and/or permitted to become effective.

     For the Commission, by the Division of Investment Management pursuant to delegated authority.

                                   Jonathan G. Katz
                                   Secretary